Filed Pursuant to Rule 433
                                                         File No.: 333-130390-05

November 19, 2007

UPDATE No. 2 to the CMBS New Issue Term Sheet Free Writing Prospectus dated November 7, 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated November 7, 2007 (the "November 7 FWP").

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the November 7 FWP.

Deutsche Mortgage & Asset Receiving Corporation, CD 2007-CD5 Commercial Mortgage Pass-Through Certificates

COLLATERAL UPDATE

With respect to the Mortgage Loan identified on Annex A-1 to the November 7 FWP as "Quality King," representing approximately 1.92% of the Initial Outstanding Pool Balance and 2.31% of the Initial Loan Group 1 Balance, please note the following:

1. General: The Interest Rate for such Mortgage Loan is 7.41%. The UW NCF DSCR is 1.20x. The LTV Ratio at Maturity will be 58.1%. The principal balance of the Mortgage Loan as of the related Maturity Date will be $35,485,061.

2. "Lockbox/Cash Management/Letter of Credit" (pages B-70 to B-71 of the Term Sheet FWP and Annex B to the November 7 FWP "Description of Top Ten Mortgage Loans--Quality King"):

      a. QKD Trigger #1. If QKD's EBITDA declines by more than 25% from August 2007, but its net worth does not decline by more than 15% in a six-month period, or more than 25% from August 2007, then the borrower will be required to post a letter of credit in the amount equivalent to the greater of one year's cumulative rent paid by QKD or $ 4,628,405.00 in year 1. If QKD's EBITDA declines by an additional 25% from the level at the occurrence of the QKD Trigger #1, all excess cash flow will be swept into an escrow, which sweep shall only be curable if QKD's EBITDA is restored to the required minimum level and maintained at such level for a period of six consecutive months.

      b. QKD Trigger #2. If (x) QKD's EBITDA declines by more than twenty-five percent (25%) from the level of QKD's EBITDA as of August 2007 and QKD's net worth declines by more than fifteen percent (15%) in any six (6) month period during the term of the Loan or more than twenty-five percent (25%) from August 2007, or (y) QKD's net worth declines by more than fifteen percent (15%) in any six (6) month period during the term of the Loan or more than twenty-five percent (25%) from the level of QKD's net worth as of August 2007, or (z) QKD's EBITDA declines by an additional twenty-five percent (25%) (beyond the initial twenty-five percent (25%) decline set forth in subclause (x)), above, then the borrower will be required to post a letter of credit in the amount of $2,500,000, and cash flow will be swept into an escrow, which will be capped at an amount sufficient to cover the cost of releasing

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            the property and carry debt service for two years, as determined by the lender based on updated market studies to be paid for by the borrower, which amount is required to be at least $ 9,239,432.00.

3. Recent Developments: QK Healthcare has recently informed the lender that it intends to write-off approximately $9 million of inventory for merchandise that would have been returned for manufacturer credit but for the manufacturer's bankruptcy. QK Healthcare has not yet determined how to account for this write-off and to what extent such write-off may reduce the EBITDA and/or net worth of QK Healthcare and its parent. Such reduction to EBITDA and/or net worth may result in a Trigger Event as described under Lock Box/Cash Management/Letter of Credit in the Term Sheet FWP, in which case the borrower may be required to post a letter of credit and, in certain circumstances, cash management provisions will be in effect, in each case as described in Term Sheet FWP.

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The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of

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the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-130390) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or you e-mail a request to brian.trotta@db.com. The securities may not be suitable for all investors. Deutsche Bank Securities Inc. and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE: THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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